UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K
(Mark one)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-14141
AVIATION COMMUNICATIONS &
SURVEILLANCE SYSTEMS 401(K) PLAN
(Full title of the plan and the address of the plan,
if different from that of the issuer named below)
L-3 COMMUNICATIONS HOLDINGS, INC.
600 Third Ave
New York, NY 10016
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
Index to Financial Statements and Supplemental Schedule

*	Refers to item number in Form 5500 (“Annual Return/Report of Employee Benefit Plan”) filed with the Department of Labor for the plan year ended December 31, 2009.

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

Report of Independent Registered Public Accounting Firm
To the Participants and Plan Administrator of
the Aviation Communications & Surveillance Systems 401(k) Plan:
     In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Aviation Communications & Surveillance Systems 401(k) Plan (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
New York, New York
June 22, 2010

AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008
(in thousands)

	2009	2008
Assets:
Investment in Master Trust	$20,880	$15,182
Contributions receivable:
Employer	42	—
Participants	60	—

Total contributions receivable	102	—

Net assets available for benefits at fair value	20,982	15,182
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	35	99

Net assets available for benefits	$21,017	$15,281

See Notes to Financial Statements

AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009
(in thousands)

Additions:
Contributions:
Employer	$1,384
Participant	1,916
Rollover	322

Total contributions	3,622
Plan interest in the Master Trust net investment income	3,411

Total additions	7,033
Deductions:
Benefit payments	1,291
Administrative expenses	6

Total deductions	1,297

Net increase	5,736
Net assets available for benefits, Beginning of the year	15,281

Net assets available for benefits, End of the year	$21,017

See Notes to Financial Statements

AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
1. Plan Description
General
     The Aviation Communications & Surveillance Systems 401(k) Plan (the “Plan”) was established effective June 1, 2001. Aviation Communications & Surveillance Systems, LLC (the “Company”) maintains the Plan for its eligible employees. Employees of the Company who were participants in the L-3 Communications Master Savings Plan (the “Prior Plan”) became participants in the Plan on June 1, 2001. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
     The Plan is a defined contribution 401(k) plan and is administered by the Benefit Plan Committee (“Plan Administrator”) appointed by the Company. The Plan is designed to provide eligible employees with tax advantaged long-term savings for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Participants may direct their investment to a combination of different funds, which are held in the L-3 Communications Master Savings Plan Trust (the “Master Trust”), managed by Fidelity Management Trust Company (“FMTC”), as Trustee.
Contributions
     Full time employees are eligible to participate in the Plan as of their date of hire. Part time employees must complete at least 1,000 hours of service, from the date of hire, before being eligible to participate in the Plan. Participants may contribute from 1% to 25% of total compensation, as defined. A participant may elect to increase, decrease, suspend or resume contributions at any time. The election will become effective as soon as administratively possible as of the first day of the payroll period elected. The Internal Revenue Code (“IRC”) of 1986, as amended, limited the maximum amount an employee may contribute on a pre-tax basis in 2009 to $16,500 for participants under 50 years of age and $22,000 for participants 50 years of age and over. Participants are 100% vested in their individual contributions and earnings thereon. Participants have the option of investing employee contributions in the L-3 Stock Fund, as well as other available investment options offered by the Master Trust.
     Effective July 1, 2008, the Company instituted automatic enrollment for employees hired after July 1, 2008. Each newly hired employee will be deemed to have elected to contribute 3% per pay period to the Plan. The contribution will commence on or after the 60th day following the employee’s date of hire. An employee may opt out of the automatic enrollment before the 60th day or increase or decrease the percentage elected.
     An employee who is automatically enrolled will have his or her pre tax contributions invested in an investment fund designated by the Benefit Plan Committee as the qualified default investment alternative (“QDIA”). The QDIA for the Plan is the Fidelity Freedom Funds.
     The Company matches 50% (75% for employees hired on or after July 1, 2007) of participants’ contributions up to a maximum participant elected contribution percentage of 8% of compensation, which increases to 100% of participants’ contributions, up to 8% of compensation after five years of service. Company contributions are made in units of L-3 Communications Holdings, Inc. (“L-3 Holdings”) common stock. With respect to contributions made in L-3 Holdings’ common stock, a participant has the right to transfer his or her employer contribution account balance into one or more of the available investment funds immediately after deposit to the account. Contributions are subject to IRC limitations.
Vesting
     Company contributions for Plan participants hired before July 1, 2007 vest at 20% per year for the first 5 years. Employees hired on or after July 1, 2007 are 100% vested in Company contributions at all times. Participants will also become fully vested in Company contributions and net earnings thereon of the Plan upon 1) disability, 2) death or 3) the participants 65th birthday if the participant is actively employed by the Company.

AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS — Continued
Participant Accounts
     Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) the Plan’s earnings (losses), and may be charged with certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Master Trust Investments
     Generally, all employer contributions are initially invested in the L-3 Stock Fund, which invests in the common stock of L-3 Communications Holdings, Inc. (“L-3 Holdings”) and money market funds, and may not be invested in other Master Trust investment options unless a participant makes an investment election to invest employer contributions in other investment options. Employer contributions that are made in the L-3 Stock Fund will remain invested in the L-3 Stock Fund until the participant makes an election to transfer such employer contributions out of the L-3 Stock Fund.
2. Summary of Significant Accounting Policies
Investment in Master Trust
     Investment assets of the Plan are maintained in the Master Trust administered by FMTC, as Trustee. The Plan participates in the Master Trust along with the L-3 Communications Master Savings Plan, and these plans together are collectively referred to as the Participating Plans.
     The investment in the Master Trust represents the Plan’s specific interest in the assets of the Master Trust. The assets consist of units of funds that are maintained by FMTC. (See Note 3 for a list of funds and the Plan’s investment in each fund as of December 31, 2009 and 2008). Contributions, benefit payments and certain administrative expenses are specifically identified and charged to the Plan.
Valuation of Investments
     The investment in the Master Trust is stated at estimated fair value. Investments in mutual funds are valued at quoted market prices, which represent the net asset value per share as reported by Fidelity Management and Research Company. The money market fund is valued at cost plus accrued interest, which approximates fair value.
     The L-3 Stock Fund is a unitized fund whose value is determined by its underlying assets consisting of shares of L-3 Holdings common stock and the Fidelity Institutional Money Market Fund, sufficient to meet the Fund’s daily cash requirements. The L-3 Stock Fund’s unit price is computed by the Trustee daily. Shares of L-3 Holdings common stock are valued at the last reported quoted market price of a share on the last trading day of the year.
     The Fidelity Managed Income Portfolio II — Class 3 Fund (“MIP Fund”), a common/collective trust fund investment, is stated at fair value with the related adjustment to contract value for fully benefit-responsive investment contracts (see Basis of Accounting below). See Note 5 for the valuation techniques used by FMTC to measure fair value of the MIP Fund’s investment in fully benefit-responsive investment contracts.
     Participant loans are valued at cost, which approximates fair value.
Basis of Accounting
     The financial statements of the Plan are prepared under the accrual method of accounting, except for the recording of benefit payments, as discussed below.
     On January 1, 2008, the Plan adopted the standards for fair value measurements. Refer to Note 4 for disclosures provided for fair value measurements of plan investments.
     Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive investment contracts through the MIP Fund. The Statements of Net Assets

AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS — Continued
Available for Benefits include the MIP Fund at fair value. The portion of the MIP Fund’s related investment in fully benefit-responsive investment contracts is adjusted to contract value from fair value on the Statements of Net Assets Available for Benefits. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Investment Transactions and Investment Income
     Investment transactions by the Master Trust are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Gains and losses on sales of investment securities are determined based on the average cost method.
     Net appreciation in the fair value of the Plan’s investment, consists of the Plan’s proportionate share of realized gains or losses and unrealized appreciation or depreciation on those investments. The net appreciation and interest and dividends are allocated to the Participating Plans based upon the relationship of each Participating Plan’s respective monthly balances in the investment pool to the total investment pool of the Master Trust, as determined at the beginning of each month.
Forfeitures
     Non-vested Company contributions are forfeited upon a participant’s five year break in service or withdrawal of vested balance, if earlier, and are used by the Company to reduce future Company contributions and to pay plan expenses. Forfeitures available were approximately $46,000 and $22,000 at December 31, 2009 and 2008, respectively.
Benefit Payments
     Benefit payments are recorded when paid.
Plan Expenses
     The Plan provides for payment from available forfeitures of all its administrative expenses, including trustee, record keeping, consulting, audit and legal fees, with the exception of loan administration fees, which are charged to participants. In the event that forfeitures are not available, the Company pays for administrative expenses. Taxes and investment fees related to the stock or mutual funds are paid from the net assets of such funds.
Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results will differ from these estimates. The most significant estimate relates to valuations of investments in the Master Trust.
Risks and Uncertainties
     The Plan provides for various investment fund options, which in turn invest in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS — Continued
3. Master Trust
     The fair value of the investments of the Master Trust held by the Trustee and the Plan’s portion of the fair value at December 31, 2009 and 2008 are presented in the table below. The Master Trust represents 5% or more of the Plan’s net assets available for benefits at December 31, 2009 and 2008. The Plan’s percentage interest in the Master Trust was less than one percent at December 31, 2009 and 2008.

	Master Trust		Plan’s Portion
Fund	2009	2008	2009	2008
	(in thousands)
Investments at Fair Value as Determined by Quoted Market Price:
Blackrock High Yield Bond Br*	$18,860	$2,227	$96	$3
Calamos Growth Fund — Institutional Class*	136,499	78,629	900	520
Davis New York Venture Fund, Inc.— Class Y*	98,246	72,579	311	225
Dodge & Cox Income Fund*	135,958	100,012	809	824
Dodge & Cox Stock Fund*	183,711	130,310	1,425	635
Fidelity Balanced Fund*	13,439	5,640	17	8
Fidelity Diversified International Fund*	205,243	144,092	1,209	861
Fidelity Freedom 2000 Fund*	13,499	10,566	34	34
Fidelity Freedom 2005 Fund*	784	152	6	4
Fidelity Freedom 2010 Fund*	91,461	77,785	209	284
Fidelity Freedom 2015 Fund*	9,609	2,780	35	2
Fidelity Freedom 2020 Fund*	130,926	94,129	914	672
Fidelity Freedom 2025 Fund*	8,623	1,258	55	—
Fidelity Freedom 2030 Fund*	82,164	54,309	721	556
Fidelity Freedom 2035 Fund*	4,491	898	21	1
Fidelity Freedom 2040 Fund*	15,258	7,169	89	41
Fidelity Freedom 2045 Fund*	3,794	504	1	—
Fidelity Freedom 2050 Fund*	8,854	3,814	41	28
Fidelity Ginnie Mae Fund*	107,576	86,221	682	387
Fidelity Magellan Fund*	145,240	93,359	884	464
American Funds Growth Fund of America — Class R5*	148,945	103,436	469	231
Spartan U.S. Equity Index Fund—Advantage Class*	119,763	92,898	520	391
T. Rowe Price Small-Cap Stock Fund*	146,418	98,586	613	429
Victory Special Value Fund — Class I*	9,882	5,163	58	25

	$1,839,243	$1,266,516	$10,119	$6,625

Investments at Estimated Fair Value
L-3 Stock Fund	741,567	554,982	7,518	5,855
Fidelity Managed Income Portfolio II — Class 3 Fund**	608,781	603,663	2,754	2,442
Participant Loans (Interest Rates of 4.25% to 9.25%)	70,392	66,375	489	260

	1,420,740	1,225,020	10,761	8,557

Total Investments	$3,259,983	$2,491,536	$20,880	$15,182

*	Mutual Fund

**	Common/Collective Trust Fund
     The net change in the fair value of the Master Trust and the Plan’s portion of the net change in fair value for the year ended December 31, 2009 is presented in the table below.

	Master Trust	Plan’s Portion
	(in thousands)
Investment Income:
Net appreciation in investments	$487,145	$3,137
Interest and dividend income	33,213	254
Interest on participant loans	4,351	20

Net investment income	$524,709	$3,411

     Net appreciation in the fair value of investments in the Master Trust includes approximately $113,107,000 net appreciation related to the L-3 Stock Fund and $374,038,000 net appreciation related to mutual funds.

AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS — Continued
4. Fair Value Measurements
     The Plan applies the standards for fair value measurements to all of the Plan’s assets and liabilities that are measured and recorded at fair value. Fair value is defined as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants and establishes a fair value hierarchy that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy defined by the standard are described below.
Level 1:	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date. The Plan’s Level 1 assets include mutual funds, whose fair values are derived from quoted market prices.

Level 2:	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. The Plan’s Level 2 assets include the L-3 Stock Fund and the MIP Fund. See Note 5 for the valuation techniques used by FMTC to measure the fair value of the MIP Fund’s investment in fully benefit-responsive investment contracts.

Level 3:	Pricing inputs that are generally unobservable inputs and not corroborated by market data. The Plan’s Level 3 assets include participant loans which are included at their carrying values in the statements of net assets available for benefits, and approximated their fair values as of December 31, 2009. Participant loans, which mature no later than the end of 2039 and are secured by vested account balances of borrowing participants, were valued using unobservable market data.
     Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2009 and 2008 (Level 1, 2 and 3 inputs are defined above).

	Fair Value Measurements Using Input Type
	2009				2008
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in thousands)
Mutual Funds	$10,119	$—	$—	$10,119	$6,625	$—	$—	$6,625
L-3 Stock Fund	—	7,518	—	7,518	—	5,855	—	5,855
Common/collective trust fund	—	2,754	—	2,754	—	2,442	—	2,442
Participant loans	—	—	489	489	—	—	260	260

Total investments measured at fair value	$10,119	$10,272	$489	$20,880	$6,625	$8,297	$260	$15,182

     The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009.

Level 3 Assets
Participant Loans
(in thousands)
Balance as of January 1, 2009	$260
Issuances, repayments and settlements, net	229

Balance at December 31, 2009	$489

5. Benefit-Responsive Investment Contracts
     The Plan, through its Master Trust, held investments in the MIP Fund at December 31, 2009 and 2008. All investment contracts held by the MIP Fund are held directly between the MIP Fund and the issuer of the contract and are nontransferable. The MIP Fund is designed to invest in investment contracts offered by major insurance companies and in fixed income securities. The MIP Fund’s investment objective is to seek preservation of capital and a competitive level of income over time. To achieve its investment objective, the MIP Fund invests in underlying assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into wrap contracts issued by third parties, and invests in cash equivalents represented by shares in a money market fund. FMTC seeks to minimize the exposure of the MIP Fund to credit risk through, among other things, diversification of the wrap contracts across an approved group of issuers.

AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS — Continued
The MIP Fund’s ability to receive amounts due pursuant to these contracts is dependent upon the issuers’ ability to meet their financial obligations.
     Wrap Contracts. Investments in wrap contracts are measured at fair value using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio of securities. The dealers may consider the following in the bid process: size of the portfolio, performance of the underlying portfolio, and the fair value to contract value ratio. For purposes of benefit-responsive withdrawals, investments in wrap contracts are valued at contract value, which could be more or less than fair value. These investment contracts provide for benefit-responsive withdrawals at contract value including those instances when, in connection with wrap contracts, underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts.
     An investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive and held by a trust offered only to qualified employer-sponsored defined-contribution plans. An investment contract is considered fully benefit-responsive if: 1) it is effected directly between the portfolio and the issuer and may not be transferred without the consent of the issuer, 2) the issuer of the wrap contract provides assurance that the contract crediting rate will not be adjusted to less than zero, 3) the contract requires all permitted participant-initiated transactions with the portfolio to occur at contract value without limitation, 4) it is improbable that an event will occur that would limit the ability of the portfolio to transact at contract value with both the issuer and unitholders, and 5) the portfolio allows unitholders reasonable access to their funds. Investment contracts that do not meet the criteria for valuation at contract value will be valued at fair value as determined by the trustee.
     FMTC purchases wrap contracts for the MIP Fund with the aim of maintaining the contract value of the MIP Fund’s bond investments. In selecting wrap issuers, FMTC analyzes the proposed terms of the wrap contract and the credit quality of the wrap issuer. Other factors, including the availability of wrap contracts under certain market or competitive conditions, may affect the number of wrap issuers and the terms of the wrap contracts held by the MIP Fund. The MIP Fund may agree to additional limitations on its investments as a condition of the wrap contracts. These may include maximum duration limits, minimum credit standards, and diversification requirements. In addition, a wrap issuer may also require that the MIP Fund invest entirely in cash or cash equivalents under certain conditions. Generally, as long as the MIP Fund is in compliance with the conditions of its wrap contracts, it may buy and sell underlying assets without impacting the contract value of the underlying assets. FMTC may terminate and replace wrap contracts under various circumstances, including when there is a default by the wrap issuer.
     Wrap contracts accrue interest using a formula called the “crediting rate”. Wrap contracts use the crediting rate formula to convert market value changes in the underlying assets into income distributions in order to minimize the difference between the market and contract value of the underlying assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding a portfolio’s current market value at a portfolio’s current yield to maturity for a period equal to a portfolio’s duration. The crediting rate is the discount rate that equates that estimated future market value with a portfolio’s current contract value. Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below 0%.
     The crediting rate, and hence a portfolio’s return, may be affected by many factors, including purchases and redemptions by unitholders. The impact depends on whether the market value of the underlying assets is higher or lower than the contract value of those assets at the time of those transactions. If the market value of underlying assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the underlying assets. Under these circumstances, cash from new investors will tend to lower the crediting rate and a portfolio’s return, and redemptions by existing unitholders will tend to increase the crediting rate and a portfolio’s return.
     Wrap contracts limit the ability of the MIP Fund to transact at contract value upon the occurrence of certain events. These events include, but are not limited to, tax disqualification, certain MIP Fund amendments if the issuers’ consent is not obtained, complete or partial termination of the MIP Fund, any legal changes applicable to the plan that could have a material adverse effect on the portfolio’s cash flow, merger or consolidation of the MIP Fund with another plan, exclusion of a previously eligible group, early retirement/ termination programs and transfer of assets from a portfolio to a competing option. In addition, the issuers of wrap contracts have certain rights to terminate a contract and settle at an amount which differs from contract value.

AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS — Continued
     The average yield earned by the MIP Fund for all fully benefit-responsive investment contracts for the years ended December 31, 2009 and 2008 was 2.74% and 3.40%, respectively, based on actual earnings, and 1.53% and 3.48%, respectively, based on interest rate credited to participants.
6. Benefit Payments
     Upon termination, participants may receive the vested portion of their account balance as soon as practicable after termination, at the participants’ option, either in a lump sum or in periodic installments as provided for in the Plan document. Terminated participants who have an account balance in excess of $1,000 may elect to leave their account balance in the Plan and withdraw it at any time up to age 65, but not later than age 70 1/2.
     Assets in a participant’s account may be withdrawn before termination of employment or before reaching age 59 1/2 only for financial hardship. Financial hardship is determined pursuant to provisions of the Plan and the IRC. Generally, a penalty will be imposed on withdrawals made before the participant reaches age 59 1/2. In the event of retirement or termination of employment prior to age 59 1/2, funds may be rolled over to another qualified plan or individual retirement account without being subject to income tax or a penalty.
7. Loans
     The Plan provides for loans to active participants. Participants may not have more than one loan outstanding at any time. The maximum loan allowed to each participant is the lesser of (1) $50,000 less the highest outstanding loan balance over the prior 12 months or (2) 50% of the vested value of the participant’s account in the Plan. The minimum loan amount is $1,000. The interest rate is based on the prime interest rate, as defined, plus one percent. The maximum term of a loan is 5 years, or 30 years if used to purchase a principal residence.
     Loan repayments are made through payroll deductions, with principal and interest credited to the participants’ fund accounts. Repayment of the entire balance is permitted at any time. Participants who terminate employment may continue to repay their outstanding loans as permitted by the Plan document. Participant loans are secured by the participant’s vested account balance.
8. Tax Status
     The Internal Revenue Service has determined and informed the Company by a letter dated May 6, 2003, that the Plan is designed in accordance with applicable sections of the IRC, and thus is exempt from federal income taxes. The Plan has been amended since receiving the determination letter. The Company filed a determination letter application in January 2009, for which application is still pending.
     During the review of the current application, the IRS noted an amendment to the Plan was not timely adopted as conditioned by the May 6, 2003 letter, thereby potentially rendering the letter invalid. As a result the Company is negotiating corrective action with the IRS with regard to this issue. The Plan Administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable regulations of the IRC.
9. Related-Party Transactions
     Certain Plan investments are shares of mutual funds managed by FMTC and therefore these transactions qualify as party-in-interest. Fees paid by the Company to Fidelity Investments Institutional Operations Company, Inc. for record keeping services were $2,250 for the year ended December 31, 2009.
     The Plan’s proportionate interest in the L-3 Stock Fund includes 85,012 shares of L-3 Holdings’ common stock valued at approximately $7,392,000 at December 31, 2009 and 77,853 shares of L-3 Holdings’ common stock valued at approximately $5,744,000 at December 31, 2008. The Plan received dividends on the L-3 Stock Fund in the amount of $117,029 for the year ended December 31, 2009.

AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS — Continued
10. Termination Priorities
     Although the Company has not expressed intent to do so, the Company can discontinue its contributions and/or terminate the Plan at any time, subject to the provisions of ERISA. In the event of a discontinuance and/or termination of the Plan, plan participants will become 100 percent vested in Company contributions and the net assets of the Plan will be allocated among the participants and their beneficiaries in accordance with the provisions of ERISA.
11. Reconciliation of Financial Statements to Form 5500
     The following tables provide a reconciliation of net assets available for benefits per the financial statements and investment income per the financial statements to the Form 5500:

	December 31,
	2009	2008
	(in thousands)
Net assets available for benefits per the financial statements	$21,017	$15,281
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(35)	(99)

Net assets available for benefits per the Form 5500	$20,982	$15,182

December 31,
2009
(in thousands)
Total investment income per the financial statements	$3,411
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	64

Total investment income per the Form 5500	$3,475

AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009
(in thousands)

Description of Investment	Cost	Current Value
Investment in Master Trust*	**	$20,880

Total		$20,880

*	Includes participant loans of $489 with interest rates from 4.25% to 9.25% maturing through March 2039.

**	DOL Regulation 29 CFR 2520.103-11(d) permits the exclusion of historical cost information for participant directed investment balances.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

Aviation Communications & Surveillance Systems 401(k) Plan Registrant
Date: June 22, 2010	/s/ Ralph G. D’Ambrosio
	Name:	Ralph G. D’Ambrosio
	Title:	Authorized Signatory, L-3 Benefit Plan Committee